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                                                                      EXHIBIT 99


                                 CODE OF ETHICS

        Incorporated by Reference to Exhibit 9 of the Registrant's annual report on form 40-F for the fiscal year ended
               December 31, 2003, filed with the Commission on May
                                    13, 2004.